Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

AVEO PHARMACEUTICALS, INC.

AVEO Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1. The current name of the Corporation is AVEO Pharmaceuticals, Inc.

2. The Board of Directors of the Corporation duly adopted resolutions pursuant to Section 242 of the General Corporation Law proposing the amendment set forth in this Certificate of Amendment of the Restated Certificate of Incorporation of the Corporation, (as amended, the “Restated Certificate”), declaring the advisability of the amendment set forth in this Certificate of Amendment of the Restated Certificate and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH of the Restated Certificate be amended by replacing the first paragraph thereof with the following:

“FOURTH: Effective at 5:00 p.m., Eastern Time, on the date of filing of this Certificate of Amendment of the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each five (5) to fifteen (15) shares of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of outstanding Common Stock or treasury share, as applicable, automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The exact ratio of the Reverse Stock Split within such five (5) to fifteen (15) range shall be determined by the Board of Directors of the Corporation and publicly announced by the Corporation prior to the Effective Time. The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the average (after taking into account the exact ratio of the Reverse Stock Split determined by the Board of Directors of the Corporation) of the high and low trading prices of the Common Stock on The Nasdaq Capital Market during regular trading hours for the five trading days immediately preceding the Effective Time.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 55,000,000 shares, consisting of

(i) 50,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”) and

(ii) 5,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”).”

This Certificate of Amendment of the Restated Certificate has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this 19th day of February, 2020.

AVEO PHARMACEUTICALS, INC.

By:	/s/ Michael Bailey
Name:	Michael Bailey
Title:	President and Chief Executive Officer